Exhibit 99.77

Management’s Discussion and

Analysis of Financial Condition

and Results of Operations

For the three-month and six-month periods ended June 30, 2020 and 2019

August 12, 2020

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 1

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

NON-IFRS MEASURES	3

FORWARD-LOOKING STATEMENTS	3

OVERVIEW	5

SUMMARY OF FACTORS AFFECTING OUR PERFORMANCE	5

Number of Clinics	5

Competition	6

Industry Trends	6

HOW WE ASSESS THE PERFORMANCE OF OUR BUSINESS	6

IFRS Measures	6

Non-IFRS Measures	7

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	7

Acquisition Activity	7

Newly Adopted Accounting Standards	8

Segments	8

RECENT DEVELOPMENTS	8

Acquisition-Related Activity	8

Tuck-in Acquisitions	8

COVID-19	8

Government Payments	9

Amended May 2019 Loans	9

Exercise of Certain RSUs and Warrants	9

RESULTS OF OPERATIONS	10

RESULTS OF OPERATIONS	12

SELECTED CONSOLIDATED STATEMENTS OF BALANCE SHEET INFORMATION	14

SELECTED FINANCIAL INFORMATION	16

LIQUIDITY AND CAPITAL RESOURCES	17

General	17

Lending Arrangements and Debt	18

FINANCIAL INSTRUMENTS	20

OFF-BALANCE SHEET ARRANGEMENTS	20

SHARE INFORMATION	20

RELATED PARTY TRANSACTIONS	21

CRITICAL ACCOUNTING ESTIMATES	21

Accounts Receivable and Allowance for Credit Losses	21

Impairment of Goodwill and Long-Lived Assets	21

Income Taxes	22

Business Combinations	22

Contractual Allowances	22

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	22

RISK FACTORS	22

ADDITIONAL INFORMATION	23

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis dated August 12, 2020 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our condensed consolidated interim financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 3

these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 4

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of outpatient diagnostic imaging services in the United States, with freestanding centers located across Florida, Pennsylvania, Delaware, Texas, Georgia, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve this growth depends on a number of factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic growth and acquisition. The opening and success of new facilities is subject to numerous factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, and other factors, some of which are beyond Akumin’s control.

The following table shows the number of Akumin diagnostic imaging facilities:

	As at Jun 30, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017
Number of Diagnostic Imaging Facilities	128	129	96	74

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Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under IFRS. See “Non-IFRS Measures”.

IFRS Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•

Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payers and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies. Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third-party payers. Third party payers include federal and state agencies (such as Medicare and Medicaid programs), managed care health plans, commercial insurance companies, other payors, and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are based on predetermined rates per discounted fee-for-service rates. A provision for credit losses is also recorded, based partly on historical collection experience. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

•

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

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Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. For a discussion on how we utilize non-IFRS measures, see “Non-IFRS Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable IFRS financial performance measure.

(in thousands)	Three-month period ended Jun 30, 2020	Three-month period ended Jun 30, 2019	Six-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2019
Net income (loss) attributable to shareholders of Akumin	(3,037)	(961)	(1,499)	1,208

Income tax provision (recovery)	(426)	270	19	545
Depreciation and amortization	8,601	6,635	17,106	12,765
Interest expense	10,402	5,300	20,227	8,770

EBITDA	15,540	11,244	35,853	23,288

Adjustments:
Stock-based compensation	566	935	1,158	1,953
Settlement costs and other (recoveries)	(549)	(14)	(194)	(1,231)
Acquisition-related costs	81	1,764	300	2,550
Financial instruments revaluation and other (gains) losses	1,275	1,994	(745)	2,052
IFRS 16 impact on leases	(3,190)	(3,633)	(7,681)	(7,070)

Adjusted EBITDA	13,723	12,290	28,691	21,542

Revenue	53,628	53,985	124,890	101,536

Adjusted EBITDA Margin	26%	23%	23%	21%

Adjusted EBITDA	13,723	12,290	28,691	21,542

Less:
Depreciation and amortization	8,601	6,635	17,106	12,765
Interest expense	10,402	5,300	20,227	8,770
Add:
IFRS 16 impact on depreciation and interest expense	5,868	4,793	11,799	9,383
Sub-total	588	5,148	3,157	9,390
Effective tax rate (1)	24.1%	24.3%	24.1%	24.3%
Tax effect	142	1,248	761	2,277

Adjusted net income attributable to shareholders of Akumin	446	3,900	2,396	7,113

(1)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period. In addition, facilities operating in different regions in the United States may have dissimilar results due to prevailing reimbursement rates for diagnostic imaging services or other factors.

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Newly Adopted Accounting Standards

Our condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 consolidated financial statements, except as described in Note 3 of the condensed interim consolidated financial statements relating to the amendments to IFRS 3 and IAS 1 and IAS 8 which became effective January 1, 2020. The adoption of the amendments to these standards did not have a material impact on the condensed interim consolidated financial statements in the current or comparative periods. The Company was not required to make retrospective adjustments as a result of adopting these standards.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

Acquisition-Related Activity

During the three-month and six-month periods ended June 30, 2020, the Company continued its strategy of integrating the operations of prior acquisitions and exploring potential acquisition targets. For information relating to further developments, see the Company’s annual information form dated March 31, 2020 for the year ended December 31, 2019, and other public disclosure available under the Company’s profile on SEDAR at www.sedar.com.

Tuck-in Acquisitions

On January 1, 2020, the Company acquired, through a subsidiary, in two separate transactions, a single outpatient diagnostic imaging center in Coral Springs, Florida and a single outpatient diagnostic imaging center in Crystal Lake, Illinois, for aggregate cash consideration of approximately $3.3 million (the “2020 Acquisitions”). Both acquisitions were opportunities for the Company to increase its presence in their respective markets.

COVID-19

Commencing during Q1 2020 and continuing through Q2 2020 and beyond, a pandemic relating to a novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most effected or to what extent containment measures will be applied.

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 8

safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments.

Government Payments

During April 2020, the Company received approximately $1 million under the first appropriation made by Health and Human Services (“HHS”) to Medicare providers pursuant to the CARES Act. Additional grants may be available to the Company through subsequent appropriations under this program. Further, the Company received approximately $3 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (“CMS”). These payments are required to be repaid beginning 120 days after their receipt in April through the adjudication of Medicare claims over a future period.

Amended May 2019 Loans

The credit agreement related to the May 2019 Loans was amended on June 2, 2020. Pursuant to this amendment, Akumin’s revolving credit facility has been increased from $50 million to $69 million. Any draw on the revolving credit facility above a principal amount of $50 million will require consent of lenders holding two-thirds of the outstanding principal of Term Loan B facility and lenders holding two-thirds of the outstanding principal of the other senior credit facilities. As at the time of the amendment and as at the date of this MD&A, the Company has approximately $28.4 million drawn on its revolving credit facility.

In addition, among other things, the amendment adjusted Akumin’s leverage and fixed charge ratios for the four quarters ended March 31, 2021, providing the Company with greater flexibility in its financial ratio covenants. While no prepayment is required, if a prepayment is made on the Term Loan B facility, an additional payment equal to 2% of the amount prepaid will need to be paid at the time of prepayment until June 2, 2021 and equal to 1% of the amount prepaid within the subsequent 12 months.

Exercise of Certain RSUs and Warrants

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan, resulting in 52,500 vested RSUs outstanding as at March 31, 2020. All of the remaining 52,500 RSUs were settled for common shares in accordance with the terms of the RSU Plan during the three-month period ended June 30, 2020. As at June 30, 2020, the Company had no RSUs outstanding.

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

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Results of Operations

(i)	Three-month period ended June 30, 2020 compared to three-month period ended June 30, 2019

The following tables summarize our results of operations for the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019.

(in thousands)	Three-month period ended Jun 30, 2020	Three-month period ended Jun 30, 2019
Service fees – net of allowances and discounts	53,157	53,410
Other revenue	471	575

Revenue	53,628	53,985

Employee compensation	15,881	18,861
Reading fees	7,423	7,780
Rent and utilities	3,535	2,306
Third party services and professional fees	4,815	3,963
Administrative	2,626	2,933
Medical supplies and other expenses	1,949	1,675
Depreciation and amortization	8,601	6,635
Stock-based compensation	566	935
Interest expense	10,402	5,300
Settlement costs and other (recoveries)	(549)	(14)
Acquisition related costs	81	1,764
Financial instruments revaluation and other (gains) losses	1,275	1,994

Income (loss) before income taxes	(2,977)	(147)

Income tax provision (recovery)	(426)	270
Non-controlling interests	486	544

Net income (loss) attributable to shareholders of Akumin	(3,037)	(961)

Adjusted EBITDA (in thousands)	Three-month period ended Jun 30, 2020	Three-month period ended Jun 30, 2019
Revenue	53,628	53,985

Less:
Employee compensation	15,881	18,861
Reading fees	7,423	7,780
Rent and utilities	3,535	2,306
Third party services and professional fees	4,815	3,963
Administrative	2,626	2,933
Medical supplies and other expenses	1,949	1,675
IFRS 16 impact on leases	3,190	3,633

Sub-total	39,419	41,151

Non-controlling interests	486	544

Adjusted EBITDA	13,723	12,290

Adjusted EBITDA Margin	26%	23%

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Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on relative-value-units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the three-month period ended June 30, 2020 were 1,094 (in thousands) compared to 1,163 in the three-month period ended June 30, 2019. In fiscal 2019, the Company completed an acquisition in Davie, Florida effective April 1, 2019, the acquisition of Advanced Diagnostic Group and its related entities effective May 31, 2019, an acquisition in Deltona, Florida effective May 31, 2019, an acquisition in El Paso, Texas effective August 16, 2019 and an acquisition in West Palm Beach, Florida effective October 4, 2019 (collectively, the “2019 Acquisitions”). The Company completed the 2020 Acquisitions effective January 1, 2020. Excluding the 2019 Acquisitions (except for the Davie Acquisition and pro-rating for the Deltona Acquisition and the ADG Acquisitions) and the 2020 Acquisitions, on a same-center basis, RVUs were 804 in the three-month period ended June 30, 2020 compared to 1,154 in the three-month period ended June 30, 2019, which represents a decrease of approximately 30%.

Revenue was $53,628 and $53,985 for the three-month periods ended June 30, 2020 and 2019, respectively. The variance is mainly due to the 2019 Acquisitions and 2020 Acquisitions, partly offset by impact of COVID-19 pandemic. In the three-month period ended June 30, 2020, approximately 31% of service fee revenue was earned from auto/attorney payors, compared to approximately 22% in the three-month period ended June 30, 2019.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 35% to 30% in the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019. This decrease is mainly attributable to the 2019 and 2020 Acquisitions and cost control measures taken in response to impact of COVID-19 pandemic.

Reading fees. For the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019, reading fees, as a percentage of revenue, remained consistent at 14%.

Rent and utilities. For the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019, rent and utilities increased from 4% of revenue to 7% of revenue. Excluding the impact of IFRS 16, rent and utilities were 12% of revenue in the three-month periods ended June 30, 2020 compared to 10% in the three-month period ended June 30, 2019. The increase is mainly due to reduction in revenue arising from COVID-19 pandemic and the relatively fixed nature of rent and utilities expense.

Third party services and professional fees. For the three-month period ended June 30, 2020, third party services and professional fees as a percentage of revenue were 9%, compared to 7% in the three-month period ended June 30, 2019. This increase is mainly attributable to impact of COVID-19 pandemic on revenues.

Administrative expenses and medical supplies and other expenses. For the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019, administrative expenses and medical supplies and other expenses remained consistent at approximately 9% of revenue. Excluding the impact of IFRS 16, the administrative expenses and medical supplies were 9% of revenue in the three-month periods ended June 30, 2020 and June 30, 2019.

Adjusted EBITDA. Adjusted EBITDA for the three-month period ended June 30, 2020 was $13,723 compared to $12,290 for the three-month period ended June 30, 2019. The variance is mainly attributable to the 2019 Acquisitions and the 2020 Acquisitions, partly offset by the negative impact of COVID-19. Adjusted EBITDA Margin for the three-month period ended June 30, 2020 was 26% compared to 23% for the three-month period ended June 30, 2019. The higher margin was mainly due to the 2019 Acquisitions and 2020 Acquisitions and cost control measures partly offset by negative impact of COVID-19.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $3,037 (6% of revenue) for the three-month period ended June 30, 2020 and net loss for the three-month period ended June 30, 2019 was $961 (2% of revenue). This decrease in net income is mainly due to disruption to volume due to COVID-19, offset by timing of the above noted 2019 Acquisitions and 2020 Acquisitions, HHS grants received and gain on revaluation of ADG Acquisition Earn-out liability.

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Results of Operations

(ii)	Six-month period ended June 30, 2020 compared to six-month period ended June 30, 2019

The following tables summarize our results of operations for the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019.

(in thousands)	Six-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2019
Service fees – net of allowances and discounts	123,794	100,365
Other revenue	1,096	1,171

Revenue	124,890	101,536

Employee compensation	40,699	36,664
Reading fees	18,346	14,767
Rent and utilities	6,248	4,199
Third party services and professional fees	11,107	7,515
Administrative	6,510	5,644
Medical supplies and other expenses	4,506	3,142
Depreciation and amortization	17,106	12,765
Stock-based compensation	1,158	1,953
Interest expense	20,227	8,770
Settlement costs and other (recoveries)	(194)	(1,231)
Acquisition related costs	300	2,550
Financial instruments revaluation and other (gains) losses	(745)	2,052

Income (loss) before income taxes	(378)	2,746

Income tax provision	19	545
Non-controlling interests	1,102	993

Net income (loss) attributable to shareholders of Akumin	(1,499)	1,208

Adjusted EBITDA (in thousands)	Six-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2019
Revenue	124,890	101,536

Less:
Employee compensation	40,699	36,664
Reading fees	18,346	14,767
Rent and utilities	6,248	4,199
Third party services and professional fees	11,107	7,515
Administrative	6,510	5,644
Medical supplies and other expenses	4,506	3,142
IFRS 16 impact on leases	7,681	7,070

Sub-total	95,097	79,001

Non-controlling interests	1,102	993

Adjusted EBITDA	28,691	21,542

Adjusted EBITDA Margin	23%	21%

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Volume and revenue. RVUs related to service fee revenues in the six-month period ended June 30, 2020 were 2,619 (in thousands) compared to 2,229 in the six-month period ended June 30, 2019. Excluding the 2019 Acquisitions (except pro-rating for the Davie Acquisition, the Deltona Acquisition and the ADG Acquisitions) and the 2020 Acquisitions, on a same-center basis, RVUs were 1,864 in the six-month period ended June 30, 2020 compared to 2,209 in the six-month period ended June 30, 2019, which represents a decrease of approximately 16%.

Revenue was $124,890 and $101,536 for the six-month periods ended June 30, 2020 and 2019, respectively. The variance is mainly due to the 2019 Acquisitions and 2020 Acquisitions, partly offset by impact of COVID-19 pandemic. In the six-month period ended June 30, 2020, approximately 32% of service fee revenue was earned from auto/attorney payors, compared to approximately 18% in the six-month period ended June 30, 2019.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 36% to 33% in the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019. This decrease is mainly attributable to the 2019 and 2020 Acquisitions and cost control measures taken in response to impact of COVID-19 pandemic.

Reading fees. For the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019, reading fees, as a percentage of revenue, remained consistent at 15%.

Rent and utilities. For the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019, rent and utilities increased from 4% of revenue to 5% of revenue. Excluding the impact of IFRS 16, rent and utilities were 11% of revenue in the six-month period ended June 30, 2020 compared to 10% in the six-month period ended June 30, 2019. The increase is mainly due to reductions in revenue arising from COVID-19 pandemic and the relatively fixed nature of rent and utilities expense.

Third party services and professional fees. For the six-month period ended June 30, 2020, third party services and professional fees as a percentage of revenue were 9%, compared to 7% in the six-month period ended June 30, 2019. This increase is mainly attributable to the impact of COVID-19 pandemic on revenues.

Administrative expenses and medical supplies and other expenses. For the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019, administrative expenses and medical supplies and other expenses remained consistent at approximately 9% of revenue. Excluding the impact of IFRS 16, the administrative expenses and medical supplies were 9% of revenue in the six-month periods ended June 30, 2020 and June 30, 2019.

Adjusted EBITDA. Adjusted EBITDA for the six-month period ended June 30, 2020 was $28,691 compared to $21,542 for the six-month period ended June 30, 2019. The variance is mainly attributable the 2019 Acquisitions and the 2020 Acquisitions, partly offset by the negative impact of COVID-19 starting in March 2020. Adjusted EBITDA Margin for the six-month period ended June 30, 2020 was 23% compared to 21% for the six-month period ended June 30, 2019. The higher margin was mainly due to the 2019 Acquisitions, 2020 Acquisitions and cost control measures, partly offset by negative impact of COVID-19.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $1,499 (1% of revenue) for the six-month period ended June 30, 2020 and net income for the six-month period ended June 30, 2019 was $1,208 (1% of revenue). This decrease in net income is mainly due to disruption to volume due to COVID-19, partly offset by timing of the above noted 2019 Acquisitions and 2020 Acquisitions, HHS grants received and gain on revaluation of ADG Acquisition Earn-out liability.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 13

Selected Consolidated Statements of Balance Sheet Information

Consolidated Statements of Financial Position (in thousands)	As at Jun 30, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017
Cash	28,075	23,389	19,326	12,145
Total assets	680,920	663,384	240,778	170,748
Less: Right of use assets	126,302	123,631	—	—
Total assets, excluding right of use assets	554,618	539,753	240,778	170,748
Total debt (1)	502,404	479,120	117,507	75,765
Less: Other lease liabilities	135,322	128,684	—	—
Total debt, excluding other lease liabilities	367,082	350,436	117,507	75,765
Total non-current liabilities	487,966	473,349	113,789	72,219
Non-controlling interests	3,291	2,904	2,467	6,341
Shareholders’ equity	138,351	138,692	103,938	74,065
Cash dividends declared (per-share)	n/a	n/a	n/a	n/a

(1)

Total debt consists of borrowing under the credit facility, subordinated debt, subordinated debt-earn-out, Wesley Chapel Loan, derivative financial instrument liabilities and leases (including finance leases and other leases), including both the current and non-current portions.

Cash was $28,075 as at June 30, 2020, an increase of $4,686, as compared to $23,389 as at December 31, 2019. The increase in cash during the six-month period ended June 30, 2020 was due to $14,891 from operating activities, partly offset by $7,915 used in investing activities and $2,290 used in financing activities.

Accounts receivable were $91,881 as at June 30, 2020, an increase of $9,014, as compared to $82,867 as at December 31, 2019. This increase is mainly due to lower cash collections due to impact of COVID-19 and 2020 Acquisitions.

As at June 30, 2020, assuming pre-COVID-19 revenue levels, the Company’s days of sales outstanding (“DSO”) were approximately 108 days (approximately 108 days at March 31, 2020). Excluding attorney/auto payors, DSO were approximately 70 days (approximately 74 days at March 31, 2020). The relative stability in overall DSO is mainly due to impact of COVID-19 on cash collections, higher proportion of accounts receivable from attorney/auto payors with a longer collection cycle, continued rationalization of our billing systems and processes, and billing disruption resulting from our efforts to consolidate the attorney/auto billing team across the Company.

Property and equipment was $204,678 as at June 30, 2020, an increase of $5,054, as compared to $199,624 as at December 31, 2019. This increase is mainly attributable to property and equipment recognized in the purchase price allocations for the 2020 Acquisitions (collectively, $4,214), additions to right of use assets ($8,588), and capital expenditures ($10,730) partly offset by depreciation ($15,745) and net disposals ($2,733).

Intangible assets were $8,033 as at June 30, 2020, a decrease of $1,354, as compared to $9,387 as at December 31, 2019. This decrease is mainly due to amortization recorded in the period.

Goodwill was $344,023 as at June 30, 2020, an increase of $1,801 of as compared to $342,222 as at December 31, 2019. This increase is attributable to goodwill recognized from the 2020 Acquisitions (collectively, $1,675) and working capital settlement adjustments related to 2019 Acquisitions.

Total debt (excluding other lease liabilities) was $367,082 as at June 30, 2020, an increase of $16,646 as compared to $350,436 as at December 31, 2019. This increase is attributable to increases in the Amended May 2019 Loans ($6,300), non-cash interest accretion and paid-in-kind interest ($2,121), loss on revaluation of derivative financial instruments liability ($4,238), loss on modification of the Amended May 2019 Loans ($3,125), loss on revaluation of Subordinated Note – Earn-out ($8) and increase in finance lease liabilities ($5,387), partly offset by loan repayments ($1,851) and debt issuance costs ($2,682).

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 14

The Company’s shareholders’ equity was $138,351 as at June 30, 2020, a decrease of $341 as compared to $138,692 as at December 31, 2019. This decrease is due to net loss of $1,499 earned by the Company during the six-months ended June 30, 2020, partly offset by stock-based compensation of $1,158.

Non-controlling interests were $3,291 as at June 30, 2020, an increase of $387, as compared to $2,904 as at December 31, 2019. The non-controlling interests are associated with the Texas Acquisition. In the six-month period ended June 30, 2020 net income attributable to the non-controlling interests was $1,101, partly offset by distributions of $714.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 15

Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

(in thousands, except EPS) (1)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
RVUs	1,094	1,525	1,583	1,435	1,163	1,066	1,020	850
Revenue	53,628	71,262	77,026	68,874	53,985	47,551	45,452	39,131
Adjusted EBITDA	13,723	14,968	20,231	18,039	12,290	9,251	9,200	8,285
Adjusted EBITDA Margin	26%	21%	26%	26%	23%	19%	20%	21%
Depreciation and amortization	8,601	8,504	7,364	8,142	6,635	6,130	3,003	2,577
IFRS 16 impact on depreciation	3,430	3,517	2,797	3,442	3,110	2,996	—	—
Depreciation and amortization excluding IFRS 16 impact	5,171	4,987	4,567	4,700	3,525	3,134	3,003	2,577
Interest expense	10,402	9,825	10,576	9,591	5,300	3,469	1,778	1,482
IFRS 16 impact on interest expense	2,439	2,413	3,068	1,928	1,683	1,594	—	—
Interest expense excluding IFRS 16 impact	7,963	7,412	7,508	7,663	3,617	1,875	1,778	1,482
Net income (loss) attributable to shareholders of Akumin	(3,037)	1,537	3,255	1,988	(961)	2,169	2,210	195
EPS – Basic	(0.04)	0.02	0.05	0.03	(0.01)	0.03	0.04	0.00
EPS – Diluted	(0.04)	0.02	0.05	0.03	(0.01)	0.03	0.04	0.00
Effective tax rate (2)	24.1%	24.1%	24.3%	24.3%	24.3%	24.3%	24.7%	24.7%
Adjusted net income (loss) attributable to shareholders of Akumin	446	1,950	6,178	4,300	3,900	3,214	3,328	3,183
Adjusted EPS – Basic (3)	0.01	0.03	0.09	0.06	0.06	0.05	0.05	0.05
Adjusted EPS – Diluted (3)	0.01	0.03	0.09	0.06	0.06	0.05	0.05	0.05
Cash	28,075	16,620	23,389	17,476	22,018	18,897	19,326	20,370
Total assets	680,920	669,300	663,384	636,561	616,082	353,111	240,778	220,782
Right of use assets	126,302	126,574	123,631	122,622	122,275	107,906	—	—
Total assets, excluding right of use assets	554,618	542,726	539,753	513,939	493,807	245,205	240,778	220,782
Total debt	502,404	493,725	479,120	454,240	438,258	226,395	117,507	103,620
Other lease liabilities (4)	135,322	133,045	128,684	126,226	124,586	109,060	—	—
Total debt, excluding other lease liabilities	367,082	360,680	350,436	328,014	313,672	117,335	117,507	103,620
Non-controlling interests	3,291	3,083	2,904	2,766	2,632	2,543	2,467	2,549
Shareholders’ equity	138,351	140,822	138,692	134,688	131,847	107,540	103,938	100,491
Capital (5)	477,358	484,882	465,739	445,226	423,500	205,978	202,119	183,741

(1)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(3)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted).
(4)	Other lease liabilities include leases other than finance leases.
(5)	Capital is defined as shareholders’ equity plus total debt excluding other lease liabilities less cash.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 16

Consolidated Statements of Net Income (Loss) (in thousands, except EPS)	Six-month period ended Jun 30, 2020	Year ended Dec 31, 2019	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Total Revenue	124,890	247,436	154,782	105,473
Net income (loss) attributable to shareholders of Akumin	(1,499)	6,451	5,000	(8,504)
EPS – Basic	(0.02)	0.10	0.09	(0.27)
EPS – Diluted	(0.02)	0.09	0.08	(0.27)

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

The table below shows selected non-IFRS financial information on a last twelve-month (“LTM”) basis for the following periods. All of the following periods include contribution from any acquisition made during the period only starting from the date of such acquisition. For example, the 2020 Acquisitions are included only from and after January 1, 2020. Similarly, the 2019 Acquisitions occurred at various times during 2019. As a result, the LTM period ended June 30, 2020 does not contain a full twelve months contribution from the 2020 Acquisitions or the 2019 Acquisitions, except for the Davie Acquisition. The LTM period ended June 30, 2020 was impacted by COVID-19 during March 2020 and during the three-month period ended June 30, 2020. The Company monitors the following information to measure its overall financial performance.

(in thousands, except EPS)	LTM Q2 2020	Year ended Dec 31, 2019	Year ended Dec 31, 2018
RVUs	5,637	5,247	3,291
Revenue	270,790	247,436	154,782
Adjusted EBITDA	66,961	59,813	31,775
Adjusted EBITDA Margin	25%	24%	21%
Adjusted EPS—Diluted (1)	0.19	0.26	0.20
Adjusted Return on Capital (“ROC”) (2)	8%	10%	10%
Adjusted Return on Equity (“ROE”) (3)	10%	15%	13%

(1)	Adjusted EPS – Diluted (LTM) is calculated as the sum of the last four quarters’ Adjusted EPS—Diluted.
(2)

Adjusted ROC is defined as LTM Adjusted EBITDA less depreciation and amortization, excluding the impact of IFRS 16 on depreciation, taxed at Akumin’s estimated effective tax rate, divided by average capital.

(3)	Adjusted ROE is defined as LTM Adjusted net income (loss) attributable to shareholders of Akumin divided by average shareholders’ equity.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding such issuances are noted in the Company’s condensed interim consolidated financial statements for the three-month and six-month periods ended June 30, 2020.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 17

As at June 30, 2020, the Company had cash of $28,075.

As at June 30, 2020, the Company had $367,082 of senior loans payable, derivative financial instruments liability, Subordinated Note – Earn-out (as defined below) and finance lease liabilities. As of June 30, 2020, $6,306 of these liabilities are due within one year.

Substantially all of the Company’s assets are pledged as security for senior loans. The Company is subject to certain financial performance debt covenants and it is currently in compliance with them.

As at June 30, 2020, we had other lease liabilities of $135,322, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of June 30, 2020, $9,692 of these liabilities are due within one year. As at June 30, 2020, the Company had finance lease liabilities of $13,803. As of June 30, 2020, $2,590 of these liabilities are due within one year.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. We have in the past financed our growth through acquisitions via privately issued capital in the equity and/or debt markets and publicly issued equity and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness, will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See “Summary of Factors Affecting our Performance” and “Risk Factors” of this MD&A for additional information.

Lending Arrangements and Debt

Amended May 2019 Loans

On June 2, 2020, the Company entered into an amendment to its senior credit agreement which amended the credit agreement signed effective May 31, 2019 (such amended credit agreement, the “Amended May 2019 Credit Agreement”). Under the terms of the Amended May 2019 Credit Agreement, the Company received in May 2019 a term loan A and term loan B (“Term Loan A”, “Term Loan B” and collectively, “Term Loans”) of $66,000 and $266,000, respectively (face value) and a revolving credit facility of $50,000, which was increased to $69,000 on June 2, 2020 (the “Revolving Facility”, and together with the Term Loans, the “Amended May 2019 Loans”). Sixteen million dollars of the Term Loan A was subject to a delayed draw, which was drawn by the Company in October 2019 to partly finance the West Palm Beach Acquisition. The term of the Amended May 2019 Loans is five years from May 31, 2019. The Amended May 2019 Loans can be increased by an additional $100,000 subject to certain conditions. The proceeds of the Term Loans were used during 2019 to settle the Syndicated Loans for $112,482, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. As at December 31, 2019, the Amended May 2019 Loans had a balance of approximately, $339.4 million. In June 2020, the amendment costs related to the Amended May 2019 Credit Agreement were netted against the balance of the Amended May 2019 Loans. The above-noted amendment to the senior credit agreement in June 2020 was considered debt modification for accounting purposes and a loss of approximately $3.1 million was recognized as a result of this amendment in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at June 30, 2020, the Amended May 2019 Loans had a face value of approximately $361.6 million (amortized cost of approximately, $346.6 million).

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 18

Wesley Chapel Loan

The Company, through a subsidiary, has a purchase money secured loan (the “Wesley Chapel Loan”) of $2,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of June 30, 2020, the face value of the Wesley Chapel Loan was $1,324 (amortized cost of $1,266).

Subordinated Note Payable – Earn-out

As part of an acquisition, a wholly-owned indirect subsidiary of the Company assumed a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the “Subordinated Note”) with a face value of $1,500 and a term of four years. The Subordinated Note was recognized at fair value of $1,491 on May 11, 2018 using an effective interest rate. According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount on each anniversary of the Subordinated Note agreement.

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under Subordinated Note on May 31, 2019 together with accrued and unpaid interest, for $1,596 (face value of $1,500 and accrued interest of $96). The Company also recorded a fair value loss of $7 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

The principal balance of the Subordinated Note is subject to increase by an earn-out (the “Subordinated Note—Earn-out”) of up to an additional $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021, subject to the satisfaction of certain revenue-based milestones. Management estimated the fair value of the Subordinated Note – Earn-out as at May 11, 2018 of $161. The Subordinated Note—Earn-out was revalued at $192 as at June 30, 2020 and the change in fair value was recognized in the condensed interim consolidated statement of net income (loss) and comprehensive income (loss).

ADG Acquisition – Earn-out

A portion of the purchase price payable in respect of the Company’s acquisition of its Georgia business on May 31, 2019, is subject to an earn-out (the “ADG Acquisition Earn-out”) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

Management estimated the fair value of the ADG Acquisition Earn-out liability as at May 31, 2019 at approximately $15 million. Subsequently, the ADG Acquisition – earn-out liability estimate was revalued at approximately $15 million as at December 31, 2019 and at approximately $8 million as at March 31, 2020 and the respective changes in fair value were recognized in financial instruments revaluation in the related consolidated statements of net income (loss) and comprehensive income (loss). The ADG Acquisition Earn-out liability estimate was revalued at approximately $6.2 million as at June 30, 2020 and the change in fair value was recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). The final value of the ADG Acquisition Earn-out is subject to review by the sellers of the Georgia business in accordance with the terms of the purchase agreement between the parties, a copy of which is available under the Company’s profile on SEDAR.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 19

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, Amended May 2019 Loans, Wesley Chapel Loan, Subordinated Note – Earn-out, ADG Acquisition Earn-out, leases and derivative financial instruments. The fair values of these financial instruments, except the Amended May 2019 Loans, Wesley Chapel Loan, Subordinated Note – Earn-out, ADG Acquisition Earn-out, and the derivative financial instruments, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant. Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000 as of November 14, 2018). The termination date of this arrangement is August 31, 2021.

In addition, effective July 31, 2019, the Company entered into a further derivative financial instrument, an interest rate collar contract (which was most recently amended in February 2020), with a financial institution in order to mitigate interest rate risk under the Amended May 2019 Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum and (ii) a floor rate of 1.1475% (LIBOR) per annum.

Financial assets measured at amortized cost include cash and accounts receivable. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, Amended May 2019 Loans and Wesley Chapel Loan. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the Subordinated Note – Earn-out and ADG Acquisition Earn-out, as financial liabilities at fair value through profit or loss.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. Refer to note 17 of our December 31, 2019 consolidated financial statements for further discussion regarding risk management arising from financial instruments. There have been no significant changes to those risks impacting the Company since December 31, 2019, nor has there been a significant change in the composition of its financial instruments since December 31, 2019.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit related to facilities leases of approximately $181 as at June 30, 2020.

Share Information

As of the date of this MD&A, we have 70,178,428 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,767,120 common shares, or approximately 8.22% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

As of the date of this MD&A, there are no restricted share units (“RSUs”) or warrants outstanding.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 20

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s consolidated financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized initially at net realizable value and subsequently measured at amortized cost less loss allowances. During the six-month period ended June 30, 2020, the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

Impairment of Goodwill and Long-Lived Assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

AKUMIN INC | Management’s Discussion and Analysis | Q2 2020 21

Income Taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes that a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

Business Combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at fair value of the recognized amounts of the acquiree’s identifiable net assets.

Contractual Allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government-sponsored healthcare programs and other payors for such services.

Disclosure Controls and Procedures and Internal ControlsOver Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 31, 2020 for its fiscal year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

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In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company’s shares are listed for trading on the Toronto Stock Exchange under the symbols “AKU.U” and “AKU”.

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